January 2, 2020

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention:	Deborah O’Neal

RE:	360 Funds – Response to SEC Comments with regard to the Rule 485(a) Filing (File number 333-123290) of Midwood Long/Short Equity Fund (the “Fund”), a series of the 360 Funds (the “Trust”)

Dear Ms. O’Neal:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you and Mr. Burak provided on December 5, 2019. The comments addressed the Post-Effective Amendment (“PEA”) to the Trust’s registration statement, which was filed on October 16, 2019 under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register a new series, the Midwood Long/Short Equity Fund (the “Fund”) as part of the reorganization of Midwood Capital Partners, L.P. (the “Predecessor Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments and Corresponding Responses

1.	Comment:	Since the Midwood Fund is a long/short fund, please confirm that the fee table will include an estimate of expenses for short sales.

	Response:	The Trust has confirmed that the fee table includes an estimate of expenses for short sales.

2.	Comment:	Please confirm whether the fee table expenses for the three-year period in footnote 2 are referring to those of the Fund or to those of the Crow Point Partners, LLC (the “Adviser”) as a waiver to the Fund.

	Response:	The Trust has confirmed that the expenses are those of the Adviser as a waiver to the Fund.

3.	Comment:	Please confirm that the Fund will perform analyses under ASC 450 to determine whether a liability should be booked for any amounts subject to recoupment.

	Response:	The Trust has confirmed that such analysis will be performed.

4.	Comment:	Please include the audit financial reports of the Predecessor Fund.

	Response:	The requested audited financial reports of the Predecessor Fund for the years ended December 31, 2018 and December 31, 2017 have been included as an exhibit in the statement of additional information.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

360 Funds

January 2, 2020

5.	Comment:	Pursuant to Reg S-X, please include financial statements of the Predecessor Fund that are within 244 days of the expected effective date.

	Response:	Financial statements for the period ending November 30, 2019 have been included as an exhibit in the statement of additional information.

6.	Comment:	Please include Predecessor Fund financial statements compliant with Reg S-X by including a full schedule of investments.

	Response:	We note that while the Predecessor Fund was a private fund, it was not required to produce financial statements that are compliant with Reg S-X with a full schedule of investments – rather, the audited financial statements included a condensed schedule of investments. The audited financial statements of the Predecessor Fund have been included as an exhibit in the statement of additional information and we have also included an audited full schedule of investments for the year ended December 31, 2018 and unaudited full schedules of investments associated with the set of financial statements for the year ended December 31, 2017 and the period ended November 30, 2019.

7.	Comment:	Please confirm whether the holdings of the Predecessor Fund are consistent with the Fund’s classification as a “diversified” fund as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”).

	Response:	The Trust has advised that the holdings of the Predecessor Fund are not consistent with the Fund’s classification as a diversified fund for purposes of the 1940 Act. The disclosure has been revised accordingly.

8.	Comment:	Please note that any auditor consents that are incorporated by reference must state that they may be incorporated by reference.

	Response:	The Trust has advised that for future filings of the Trust that include auditor consents incorporated by reference, we will provide auditor consents that state that they may be incorporated by reference.

9.	Comment:	Please include in the comment response letter the completed fee table, cost example and performance presentation.

	Response:	Please see the completed fee table, cost example and performance presentation in the Exhibit following this letter.

10.	Comment:	Please include dividend and interest expense, if any, in the fee table.

	Response:	The Trust has revised the fee table as you have requested.

360 Funds

January 2, 2020

11.	Comment:	Please define small cap in the principal investment strategies by reference to an index and the most recent market cap range for that index.

	Response:	The Trust has revised the principal investment strategies to define small cap according to the Russell 2000 Index. The Russell 2000 has a median market capitalization of $818 million with a range of $152 million to $5.0 billion. (Data from FTSE Russell as of 5/10/2019.)

12.	Comment:	Please consider whether early closing risk should be included as a principal risk.

	Response:	The Trust has advised that it believes that early closing risk should remain a principal risk of the Fund, and accordingly, it has kept the disclosure in the principal risk disclosures.

13.	Comment:	Please confirm supplementally that the Sub-Adviser (defined below) served as an adviser to the Predecessor Fund for the entire performance period shown, and, if not, please confirm that everything was materially the same.

	Response:	The Adviser and Midwood Capital Management, LLC (the “Sub-Adviser”) have advised the Trust that Midwood Capital Associates LLC, which has the exact same voting securities ownership as the Sub-Adviser, was the general partner and adviser to the Predecessor Fund for the entire performance period. The Adviser and the Sub-Adviser have also advised that the portfolio managers responsible for achieving the performance of the Predecessor Fund are the same as the portfolio managers who will manage the Fund.

14.	Comment:	Please state whether the Sub-Adviser managed any other funds that were materially equivalent to Predecessor Fund, and, if so, state whether such funds were also converted to registered investment companies, and if not, why not.

	Response:	The Adviser and the Sub-Adviser have advised the Trust that the Sub-Adviser did not manage any other funds that were materially equivalent to the Predecessor Fund.

15.	Comment:	Please supplementally describe the background of the Predecessor Fund, including an explanation of why the Predecessor Fund was created.

	Response:	The Sub-Adviser has advised that the Trust that the Predecessor Fund was created on December 1, 2003. It was created in order to raise capital in a private fund vehicle to pursue a long/short strategy investing in a focused portfolio of small-cap stocks. The Sub-Adviser has advised that the Predecessor Fund was not created with a view toward converting to a registered investment company.

16.	Comment:	Please calculate the prior performance of Predecessor Fund using gross fees and expenses or by doing a one-time adjustment.

	Response:	The Trust has advised that the Predecessor Fund’s performance has been calculated using gross fees and expenses which resulted in a more conservative estimate of performance than would be the case using a one-time adjustment.

17.	Comment:	Please supplementally state whether the Trust believes the Predecessor Fund could have complied with subchapter M of the internal revenue code.

	Response:	The Trust has advised that the Predecessor Fund could have complied with subchapter M of the Internal Revenue Code (with the exception that the Predecessor Fund was not a corporation).

360 Funds

January 2, 2020

18.	Comment:	If the standardized SEC method is not used to calculate performance, please state what method is used and state that it was not the standardized method.

	Response:	The Adviser has represented to the Trust that the Fund’s performance has been calculated using the standardized SEC method.

19.	Comment:	Please supplementally state that the Fund has the books and records necessary to recreate performance. See Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

	Response:	The Adviser has confirmed that it has the records necessary to recreate performance.

20.	Comment:	In the description of the temporary defensive policy on page 8, please state the maturity of the investment grade fixed income securities.

	Response:	The Adviser and the Sub-Adviser have advised that the maturity of the investment grade fixed income securities will generally be between 3 months to ten years in duration. All such securities will be U.S. government securities. The disclosure has been revised accordingly.

21.	Comment:	Please include the 811 number on page 26.

	Response:	The Trust has included the 811 number.

* * *

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively

360 Funds

January 2, 2020

Exhibit

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Class shares	Institutional Class shares
Management Fees	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.25%	0.00%
Total Other Expenses	1.78%	1.78%
Other Expenses	0.99%	0.99%
Dividend Expense, Interest Expense, Borrowing Costs and Brokerage Expenses on Securities Sold Short	0.79%	0.79%
Acquired Fund Fees and Expenses	0.00%	0.00%
Total Annual Fund Operating Expenses	3.28%	3.03%
Fee Waivers and Expense Reimbursement	0.00%	0.00%
Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursement	3.28%	3.03%

1.	Based on estimated amounts for the current fiscal year.

2.	Crow Point Partners, LLC (the “Adviser”) has entered into a written expense limitation agreement, through at least January 31, 2021, under which it has agreed to limit the total expenses of the Fund (excluding interest, taxes, brokerage fees and commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, acquired fund fees and expenses, other extraordinary expenses not incurred in the ordinary course of the Fund’s business, interest and dividend expense on securities sold short, and amounts, if any payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) to an annual rate of 2.25% of the average daily net assets of each class of shares of the Fund. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. This expense cap agreement may be terminated by either party upon 90 days’ written notice provided that, in the case of termination by the Adviser, such action shall be authorized by resolution of a majority of the Independent Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Fund.

360 Funds

January 2, 2020

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until January 31, 2021. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

	Midwood Long/Short Equity Fund
Year	Investor	Institutional
1	$331	$306
3	$1,010	$936
5	$1,712	$1,591
10	$3,576	$3,346

AVERAGE ANNUAL TOTAL RETURNS*

(For the periods ended December 31, 2018)

	Midwood Long/Short Equity Fund
Institutional Shares	1 Year	5 Years	10 Years
Return Before Taxes**	(5.76)%	1.36%	11.17%
Return After Taxes on Distributions	N/A	N/A	N/A
Return After Taxes on Distributions and Sale of Fund Shares	N/A	N/A	N/A
Russell 2000 Total Return Index	(11.01)%	4.41%	11.97%
HFRI Long Short Index	(7.14)%	2.27%	5.64%
BarclayHedge Equity Long/Short Index	(3.04)%	2.45%	4.81%

*    After-tax returns are not provided because the Partnership’s tax treatment was different than that of a registered investment company.

**  Average annual total returns shown for the Partnership are calculated using the expenses of a full fee paying limited partner account.